Mail Stop 3561

March 9, 2009

Edward C. DeFeudis
President and Chairman of the Board
Swap-A-Debt, Inc.
940 Lincoln Road, Suite 220
Miami, FL 33139

> **Re: Swap-A-Debt, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 12, 2009**
> **File No. 333-153798**

Dear Mr. DeFeudis:

We have reviewed your response letter dated February 9, 2009 and we have limited our review of your amendment filed on February 12, 2009 to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one of our February 4, 2009 letter stating that you do not provide payday loans and money transfer services at this time. Please discuss whether you intend to provide these services in the future and, if so, revise your prospectus accordingly. See Item 101(c)(1) of Regulation S-K.

2. You state in your response to comment one of our February 4, 2009 letter that the "Credit Doctor" and credit rating services you offer through third party providers are disclosed in your filing. Please state the specific location of this disclosure in your filing as we are unable to identify any such disclosure.

Cover Page

3. We note that you indicate that you filed this amendment number five to your registration statement on February 9, 2009, but the applicable filing date is

February 12, 2009. Please ensure that you state the accurate filing date in all future amendments.

Selling Security Holders, page 24

4. We note that you revised footnote seven on page 31 to indicate that Mr. Reusch assigned the balance of the note he held to Mr. Pearson on February 9, 2008, but you previously indicated that this assignment occurred on January 15, 2008. We note that you made a similar revision in footnote three on page 33 to state that this assignment occurred on February 4, 2008. Please revise or advise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
         Via Facsimile